SECURITIES [barcode label] ON

09059953

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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| 8-13431 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Lincoln Financial Distributors, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**Two Commerce Square, 2001 Market Street**

(No. and Street)

**Philadelphia, PA 19103**

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Keith J. Ryan** **(260) 455-6244**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**

(Name – *of individual, state last, first, middle name*)

**Two Commerce Square, Suite 4000, 2001 Market Street** **Philadelphia, PA** **19103-7096**

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Keith J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lincoln Financial Distributors, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statements of Financial Condition.
- X (c) Statements of Income.
- X (d) Statements of Cash Flows.
- X (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f ) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j ) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE – DECEMBER 31, 2008

Lincoln Financial Distributors, Inc.
(Name of Respondent)
Two Commerce Square

(Address of principal executive office)

Keith J. Ryan
Chief Financial Officer
Lincoln Financial Distributors, Inc.
Two Commerce Square
Philadelphia, PA 19103

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

# Lincoln Financial Distributors, Inc.

## Financial Statements and Supplemental Information

Years Ended December 31, 2008 and 2007

## Contents

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Distributors, Inc.

We have audited the accompanying statements of financial condition of Lincoln Financial Distributors, Inc. (an indirect, wholly owned subsidiary of Lincoln National Corporation) (LFD) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of management of LFD. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of LFD's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LFD's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Financial Distributors, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 23, 2009

0811-1006120

## Lincoln Financial Distributors, Inc.

## Statements of Financial Condition

| | December 31 2008 | December 31 2007 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ **8,932,995** | $ 8,317,492 |
| Interest receivable | **2,261** | 35,749 |
| Amounts due from affiliated companies | **3,351,154** | 3,830,258 |
| 12b-1 receivable | **8,513,370** | 11,902,339 |
| Other assets | **–** | 26,020 |
| Total assets | $ **20,799,780** | $ 24,111,858 |
| **Liabilities and stockholder's equity** | | |
| Amounts due to affiliated companies | $ **11,676,247** | $ 15,751,446 |
| Other liabilities | **658,269** | 37,029 |
| Total liabilities | **12,334,516** | 15,788,475 |
| Stockholder's equity: | | |
| Common stock, $25 par value; 10,000 shares authorized; 8,000 shares issued and outstanding | **200,000** | 200,000 |
| Additional paid-in capital | **12,632,000** | 12,632,000 |
| Accumulated deficit | **(4,366,736)** | (4,508,617) |
| Total stockholder's equity | **8,465,264** | 8,323,383 |
| Total liabilities and stockholder's equity | $ **20,799,780** | $ 24,111,858 |

*See accompanying notes.*

# Lincoln Financial Distributors, Inc.

## Statements of Income

| | Year Ended December 31 | |
|---|---|---|
| | **2008** | **2007** |
| **Revenues** | | |
| Commission revenue | **$ 783,900,712** | $ 628,167,746 |
| Wholesaling revenue | **188,571,893** | 192,871,749 |
| Dividend and interest income | **205,221** | 256,942 |
| Total revenues | **972,677,826** | 821,296,437 |
| **Expenses** | | |
| Selling expenses | **783,900,712** | 628,167,746 |
| Wholesaling expense | **188,571,893** | 192,871,749 |
| Operating expenses | **–** | 3,241 |
| Total expenses | **972,472,605** | 821,042,736 |
| Income before income taxes | **205,221** | 253,701 |
| Federal income tax expense | **63,340** | 83,176 |
| Net income | **$ 141,881** | $ 170,525 |

*See accompanying notes.*

Lincoln Financial Distributors, Inc.

Statements of Changes in Stockholder's Equity

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at January 1, 2007 | $ 200,000 | $ 12,632,000 | $ (4,679,142) | $ 8,152,858 |
| Net income | – | – | 170,525 | 170,525 |
| Balance at December 31, 2007 | 200,000 | 12,632,000 | (4,508,617) | 8,323,383 |
| Net income | – | – | **141,881** | **141,881** |
| Balance at December 31, 2008 | **$ 200,000** | **$ 12,632,000** | **$ (4,366,736)** | **$ 8,465,264** |

*See accompanying notes.*

Lincoln Financial Distributors, Inc.

Statements of Cash Flows

| | Year Ended December 31 | |
|---|---|---|
| | **2008** | **2007** |
| **Operating activities** | | |
| Net income | **$ 141,881** | $ 170,525 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Interest receivable | **33,488** | (35,749) |
| Amounts due from affiliated companies | **479,104** | 43,467 |
| 12b-1 receivable | **3,388,969** | (11,902,339) |
| Other assets | **26,020** | (6,314) |
| Amounts due to affiliated companies | **(4,075,199)** | 11,912,423 |
| Other liabilities | **621,240** | 37,029 |
| Net cash provided by operating activities | **615,503** | 219,042 |
| | | |
| Net increase in cash and cash equivalents | **615,503** | 219,042 |
| Cash and cash equivalents at beginning of year | **8,317,492** | 8,098,450 |
| Cash and cash equivalents at end of year | **$ 9,548,498** | $ 8,317,492 |
| | | |
| **Supplemental disclosure of cash flow information** | | |
| Income taxes paid | **$ 573,126** | $ 57,222 |

*See accompanying notes.*

## 1. Organization and Operation

Lincoln Financial Distributors, Inc. (LFD) is a wholly owned subsidiary of The Lincoln National Life Insurance Company (LNL), which is a wholly owned subsidiary of Lincoln National Corporation (LNC).

LFD is engaged in the business of wholesaling and marketing financial services products, such as mutual funds, variable life insurance, and variable annuities, through financial intermediaries, such as stock brokerage firms, banks, and independent insurance agencies, as a limited broker-dealer. LFD also receives commissions from affiliated insurance companies via intercompany transfers. LFD does not solicit or sell products directly to the general public.

## 2. Significant Accounting Policies

### Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. These financial statements comply with the requirements of the Securities and Exchange Commission (SEC) pertaining to the Financial and Operational Combined Uniform Single Report.

The preparation of LFD's financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

### Cash and Cash Equivalents

Cash and cash equivalents, which include all highly liquid investments with a maturity of three months or less at the date of acquisition, are carried at cost, which approximates fair value.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. LFD adopted SFAS No. 157 effective January 1, 2008, which did not have an impact on the financial statements. Using the terminology in SFAS No. 157, LFD's cash equivalents are Level 1 securities, as valuation is determined using an unadjusted quoted price.

## 2. Significant Accounting Policies (continued)

### Investment and Insurance Product Revenues and Expenses

Wholesaling revenue recognition on the sale of mutual fund and wrap products of Delaware Distributors L.P. (DDLP), an affiliated company, is recognized in an amount equal to the wholesale selling expenses contractually allocated to LFD by DDLP. LFD also earns wholesaling revenue and incurs wholesaling expenses from the sale of variable life insurance and annuity products of LNL, the Lincoln Life & Annuity Company of New York, and the Jefferson Pilot Financial Insurance Company. On May 1, 2007 LFD, became the Principal Underwriter for the wholesale distribution of all "Lincoln Family" variable life and annuity products. As a result, LFD recognizes all commission revenue for the distribution of these products. These selling costs are then passed on to LNL who, through the processing and services agreements, pays the commissions on LFD's behalf. On May 1, 2007, LFD also began to recognize wholesaling revenue on 12b-1 fees received from separate account fund sponsors as compensation for marketing and distributing the underlying mutual funds. These 12b-1 fees are likewise passed on to LNL to offset wholesale distribution expenses provided on LFD's behalf. They amounted to $117,937,535 and $81,495,922 in 2008 and 2007, respectively, and are included in wholesaling revenue and wholesaling expense on the statements of income.

### Income Taxes

LFD files consolidated federal income tax returns with LNL and LNC. Pursuant to an intercompany tax-sharing agreement with LNL, LFD provides for income taxes on a separate return basis. The tax-sharing agreement also provides that LFD will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

### Dividends to Parent

In accordance with Rule 15c3-1 of the Securities Exchange Act of 1934, LFD is required to maintain certain net capital requirements. Future dividends are restricted by net capital requirements, as calculated on Schedule I in the supplemental information section. No dividends were declared for 2008 or 2007.

### 3. Agreements and Transactions With Affiliates

Amounts due from affiliated companies primarily represent amounts due from DDLP as compensation for the promotion of DDLP's fund's shares through intermediaries. Also included are amounts due to LFD for the settlement of general and administrative expenses, as stipulated in the Master Services Agreement.

Amounts due to affiliated companies primarily represent amounts due to LNL related to separate account 12b-1 fees as well as intercompany cost and tax-sharing agreements.

### 4. Income Taxes

Federal income tax expense differs from the federal tax rate of 35% as a result of a permanent difference relating to tax goodwill from a previous acquisition. Current federal income tax expense was $63,340 and $83,176 for 2008 and 2007, respectively. There was no deferred federal income tax expense or liability in 2008 or 2007. Current federal income tax payable of $(14,448) and $19,543 is included in amounts due to affiliated companies on the statements of financial condition as of December 31, 2008 and 2007, respectively.

LFD also incurs state income tax expense; however, LNL reimburses LFD for state income taxes incurred, thus no state income tax expense is reflected in the statements of income.

### 5. Contingencies

LFD is licensed to engage in broker-dealer and investment advisor activity and is currently a defendant in various cases relating to that activity. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. The ultimate outcome of these matters cannot presently be determined, and the amount of any liability cannot be reasonably estimated. Accordingly, no provision for any liability has been included in the financial statements. LFD intends to vigorously defend itself against these lawsuits.

After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting LFD's financial position.

## 6. Net Capital Requirements and Reserve Information

As a registered broker-dealer, LFD has elected to operate under the alternative standard provisions of the SEC Uniform Net Capital Rule that requires minimum net capital of $250,000. At December 31, 2008, LFD had net capital of $4,836,393, which was $4,586,393 in excess of its required net capital of $250,000.

The operations of LFD do not normally include the physical handling of securities or the maintenance of open customer accounts. Accordingly, there are no reserve provisions pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 at December 31, 2008 or 2007.

# Supplemental Information

# Lincoln Financial Distributors, Inc.

## Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2008

| | | |
|---|---|---|
| **Net capital** | | |
| Total stockholder's equity | $ | 8,465,264 |
| Deduct total nonallowable assets and other deductions | | (3,351,154) |
| Tentative net capital | | 5,114,110 |
| Haircuts on securities | | (7,717) |
| Net capital adjustment | | (270,000) |
| Net capital | $ | 4,836,393 |
| Minimum net capital requirement | $ | 250,000 |
| Excess net capital | $ | 4,586,393 |
| Excess net capital at 120% of minimum net capital | $ | 4,536,393 |

There are no material differences between the net capital computation included above and LFD's unaudited FOCUS Part IIA filing as of December 31, 2008.

# Lincoln Financial Distributors, Inc.

## Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3

December 31, 2008

| | | |
|---|---|---|
| **Credit balances** | | |
| Free credit and other credit balances | $ | – |
| Total credit items | $ | – |
| | | |
| **Debit balances** | | |
| Secured customer debit balances | $ | – |
| Less 1% | | – |
| Total debit items | $ | – |
| | | |
| Excess of total credits over total debits | $ | – |
| | | |
| Required deposit | $ | – |

There are no material differences between the reserve requirement computation included above and LFD's unaudited FOCUS Part IIA filing as of December 31, 2008.

# Lincoln Financial Distributors, Inc.

## Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

As of December 31, 2008

Market valuation and number of items:

| | |
|---|---|
| 1. Customers' fully paid securities and excess margin securities not in LFD's possession or control as of December 31, 2008 (for which instructions to reduce to possession or control has been issued) but for which the required action was not taken by LFD within the time frames specified under Rule 15c3-3. | $ – |
| A. Number of items. | – |
| 2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2008, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. | $ – |
| A. Number of items. | – |

# Supplementary Report

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Lincoln Financial Distributors, Inc.

In planning and performing our audit of the financial statements of Lincoln Financial Distributors, Inc. (LFD) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of LFD's internal control. Accordingly, we do not express an opinion on the effectiveness of LFD's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by LFD, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because LFD does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by LFD in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of LFD is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which LFD has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that LFD's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2009

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Lincoln Financial Distributors, Inc.
Years Ended December 31, 2008 and 2007
With Report and Supplementary Report of
Independent Registered Public Accounting Firm